SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 30 May, 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Result of AGM dated 30 May, 2008

99.1

30

May
 200
8

INTERCONTINENTAL HOTELS GROUP
PLC
ANNOUNCES
RESULTS OF ANNUAL GENERAL MEETING

At the Company's Annual General Meeting held on
30

May
200
8
 all the resolutions set out in the Company's Notice of Meeting to shareholders dated 1
8
 February 200
8
 were proposed and duly passed.

Full details of the resolutions passed as special business
, together with copies of the Articles of Association,

will
 be submitted to the UK Listing Authority for publication through the Listing Authority's
 Document and Viewing Facility.
Voting on each resolution was conducted by way of a poll.

The
Company's issued share capital
 on
30

May
 2008 was
291,
153
,
270
.

Each share carried one vote.
Details of the votes cast are set out
b
elow:

	RESOLUTION NO. (AS NOTED ON PROXY FORM)	SHARES FOR	SHARES DISCRETIONARY	SHARES AGAINST	SHARES MARKED AS VOTES WITHHELD/ ABSTENTIONS
1	Receipt of financial statements	147,962,685	6,029,269	166,115	139,818
2	Approval of Remuneration Report	144,134,721	6,029,154	2,098,889	2,035,123
3	Declaration of final dividend	148,123,816	6,023,489	11,497	139,085
4a	Re-election of Andrew Cosslett	147,315,064	6,037,385	791,643	153,795
4b	Re-election of David Kappler	147,468,913	6,041,390	627,218	160,366
4c	Re-election of Ralph Kugler	147,489,053	6,040,249	604,485	164,100
4d	Re-election of Robert C Larson	147,316,618	6,045,835	779,028	156,406
4e	Election of Ying Yeh	147,489,236	6,040,695	585,771	182,185
5	Reappointment of auditors	144,871,475	6,034,621	1,925,860	1,465,931
6	Authority to set auditors' remuneration	146,087,976	6,033,682	1,924,308	164,501
7	Political donations	146,228,683	6,028,791	1,645,943	307,050
8	Allotment of shares	147,455,088	6,034,057	625,304	183,438
9	Disapplication of pre-emption rights	146,212,859	6,051,420	1,809,448	224,160
10	Authority to purchase own shares	147,792,916	6,019,903	87,681	397,387
11	Articles of Association	147,361,593	6,051,319	646,786	238,189

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):	+44 (0) 1753 410 176
Media Affairs (Leslie McGibbon):	+44 (0) 1753 410 425
+44 (0) 7808 094 471

Notes to Editors:
InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is one of the world's largest hotel groups by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, almost 4,000 hotels and more than 590,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental
®
 Hotels & Resorts, Crowne Plaza
®
 Hotels & Resorts, Holiday Inn
®
 Hotels and Resorts, Holiday Inn Express
®
, Staybridge Suites
®
, Candlewood Suites
®
 and Hotel Indigo
®
, and also manages
the world's largest hotel loyalty programme, Priority Club
®
Rewards
with over 37 million members worldwide.

IHG pioneered the travel industry's first collaborative response to environmental issues as founder of the International Hotels and Environment Initiative (IHEI). The environment and local communities remain at the heart of IHG's global corporate responsibility focus. IHG is the first major hotel group to have measured the environmental and carbon footprints of hotels that operate under our brands globally and is in the process of setting reduction targets.

With more than 1,600 hotels in its development pipeline, IHG needs to recruit around 150,000 people over the next few years to meet its global expansion plans.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in
Great Britain
 and registered in
England
 and
Wales
.

IHG offers information and online reservations for all its hotel brands at
www.ihg.com
 and information for the Priority Club Rewards programme at
www.priorityclub.com
. For the latest news from IHG, visit our online Press Office at
www.ihg.com/media
.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 30, 2008

                                                                                                        By: VICTORIA WHYTE
                                                                                                                                                                ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	30 May 2008